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February 11, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kasey Robinson and Suzanne Hayes

Re:	Ikena Oncology, Inc.
Draft Registration Statement on Form S-1
Submitted January 8, 2021
CIK No. 0001835579

Dear Ms. Robinson and Ms. Hayes:

This letter is confidentially submitted on behalf of Ikena Oncology, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on January, 8 2021 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated February 6, 2021, addressed to Mark Manfredi, Ph.D. (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form S-1 Submitted January 8, 2021 IK-930, a TEAD inhibitor, page 3

1.

Please explain the basis for your belief that IK-930 is one of the most advanced TEAD inhibitors in development. Additionally, balance this statement with disclosure that you have not performed any clinical trials to date and developing this candidate will require Phase I, II and III clinical trials which will take years to complete. Provide similar disclosure about IK-175 [a]nd IK-007.

RESPONSE:    The Company respectfully advises the Staff that it has revised its disclosure on pages 3, 111 and 115 of Amendment No. 1 in response to the Staff’s comment.

Our Targeted Oncology Programs, page 3

2.

We note references to initial data, early clinical data, and preliminary data that your product candidates have demonstrated “potent antitumor activity,” and similar statements indicating findings of efficacy. Please revise to remove any statements that suggest the efficacy of your candidates, as these determinations are the exclusive authority of the FDA or other regulators. Also, please limit the prospectus summary discussion of preclinical studies and trial results to an objective description of the endpoints of your studies and trials and whether they were met. For example, rather than stating that ERK5 prevented tumor formation, present your trials observations without concluding that ERK5 caused the observations. Similarly revise the disclosure throughout your filing.

RESPONSE:    The Company respectfully advises the Staff that it has revised its disclosure throughout Amendment No. 1 in response to the Staff’s comment.

Our Strategy, page 5

3.

Please delete your intention to “rapidly” advance IK-930 through clinical trials. Given the length of time it takes to conduct clinical trials and the frequency with clinical trials fail to meet trial endpoints, any indications that you will be able to perform them rapidly appears inappropriate.

RESPONSE:    The Company respectfully advises the Staff that it has revised its disclosure on pages 1, 5, 90, 107, 108, 109 and 124 of Amendment No. 1 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Use of Estimates Stock-Based Compensation, page 103

4.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

RESPONSE:    The Company acknowledges the Staff’s comment and respectfully informs the Staff that once the Company has an estimated offering price or range, it will submit its methodology for determining the fair value of its common stock and the reasons for the differences between the recent valuations of its common stock leading up to the IPO and the estimated offering price.

Business, page 107

5.

Please revise your graphics throughout this section as applicable to ensure that the text is legible. For example, the footnotes to your pipeline table and the table on page 113 are unclear and difficult to read.

RESPONSE:    The Company respectfully advises the Staff that it has revised its graphics throughout Amendment No. 1 in response to the Staff’s comment.

IK-930, a TEAD inhibitor, page 111

6.

We note you intend to evaluate IK-930 in Hippo-mutated cancers. Please clarify that the primary purpose of Phase 1 trials are to evaluate safety and evaluating efficacy is a primary purpose of later phase trials.

RESPONSE:    The Company respectfully advises the Staff that it has revised its disclosure on page 111 of Amendment No. 1 in response to the Staff’s comment.

Master Collaboration Agreement with Bristol-Myers Squibb, page 138

7.

We note your disclosure on page 138 that you may be eligible to receive tiered royalties at rates ranging from the high single to low double digit percentages. The upper bound of the range is very broad and therefore does not provide investors with a meaningful understanding of the potential royalty payments. Accordingly, please revise so that the range of the royalty rate does not exceed 10 percentage points.

RESPONSE:    The Company respectfully advises the Staff that it has revised its disclosure on pages 93, 108, 139, F-15 and F-39 of Amendment No. 1 in response to the Staff’s comment.

Patent License Agreement with the University of Texas at Austin, page 139

8.

We note your disclosure with respect to the License Agreement that your royalty obligations will continue as long as there is an existing valid claim under the licensed patents in such country, and your disclosure with respect to the AskAt Agreement that your royalty obligations will continue until the later of 10 years from the first commercial sale in such country or the expiration of valid claims in such country. Please revise to clarify when the patents underlying such royalty terms are expected to expire.

RESPONSE:    The Company respectfully advises the Staff that it has revised its disclosure on page 140 of Amendment No. 1 in response to the Staff’s comment.

Intellectual Property Patent Protection, page 140

9.

Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology, the expiration of each patent held, and the jurisdiction, including any foreign jurisdiction, of each pending or issued patent. In addition, with respect to your disclosure on page 142 of patents related to your IK-412 program, please clarify whether each such patent is owned or licensed. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 142, 143, 144, 145 and 146 of Amendment No. 1 in response to the Staff’s comment.

Certain Relationships and Related Party

Transactions Merger Agreements, page 186

10.

Please file the Arrys Merger Agreement and the AMI Merger Agreement as exhibits or provide your analysis identifying how you determined that the agreements did not need to be filed as exhibits. Please refer to Items 601(b)(2) and 601(b)(10) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has filed the Arrys Merger Agreement and the AMI Merger Agreement as exhibits.

Description of Capital Stock

Choice of Forum, page 195

11.

Please ensure that the exclusive forum provision in your bylaws that will become effective upon the completion of this offering clearly states that this provision does not apply to actions arising under the Securities Act or Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE: The Company respectfully advises that the Company’s bylaws that will become effective upon the completion of the offering do not state that the provision does not apply to actions arising under the Securities Act or Exchange Act. The Company respectfully advises the Staff that it has revised its disclosure on pages 72 and 199 of Amendment No. 1 in response to the Staff’s comment to include such a clarification, and will continue to include such disclosure in its future filings.

Exhibits

12.

We note your disclosure in footnote 2 to your product pipeline table on pages 2 and 108 that pembrolizumab for your Phase 1b clinical trial of IK-007 is provided through a clinical trial collaboration and supply agreement with Merck. Please provide your analysis supporting your determination that you are not required to file it in accordance with Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it believes its Clinical Trial Collaboration and Supply Agreement with MSD International GmbH (“MSD”), an indirect subsidiary of Merck & Co., Inc. (the “MSD Agreement”) does not constitute a material contract under Item 601(b)(10) of Regulation S-K. In reaching this conclusion, the Company determined that the MSD Agreement was made in the ordinary course of its business and does not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K. The MSD Agreement relates to the supply of pembrolizumab by MSD for the Company’s ongoing Phase 1b clinical trial in combination with the Company’s product candidate IK-007. MSD does not receive any rights from the Company to research, develop or commercialize IK-007 except for the evaluation of IK-007 in combination with pembrolizumab in the Phase 1b clinical trial, and the Company does not receive any rights from MSD to research, develop or commercialize MSD’s compounds, except for the evaluation of pembrolizumab in combination with IK-007 in the Phase 1b clinical trial. The Company respectfully submits that its business is not “substantially dependent” on the MSD Agreement, nor does the MSD Agreement constitute a license or other agreement to use any patent, formula, trade secret, process or trade name upon which the Company’s business depends to a material extent. In addition, the financial terms of the MSD Agreement are immaterial in amount and significance to the Company’s financial condition. For the foregoing reasons, the Company believes that the MSD Agreement is not required to be filed as an exhibit to Amendment No. 1 under Item 601(b)(10) of Regulation S-K.

General

13.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and further advises the Staff that it will collect copies of any such materials from potential investors.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1927.

Sincerely,

/s/ Stephanie Richards
Stephanie Richards, Esq.

Cc:	Mark Manfredi, Ph.D., President and Chief Executive Officer, Ikena Oncology, Inc.

Douglas Carlson, Chief Financial Officer, Ikena Oncology, Inc.

Richard Hoffman, Goodwin Procter LLP

William D. Collins, Goodwin Procter LLP